SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)

                   (Amendment No. __________)1


                 Metromedia Fiber Network, Inc.
             ______________________________________
                        (Name Of Issuer)

         Class A Common Stock, par value $0.01 per share
             ______________________________________
                 (Title of Class of Securities)

                            591689104
             _______________________________________
                         (CUSIP Number)


                          March 6, 2000
             _______________________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [ X]  Rule 13d-1(c)

     [  ]  Rule 13d-1(d)


_________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591689104               13G               Page 2 of 8 pages


1  NAME OF REPORTING PERSON
   SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Bell Atlantic Corporation  #23-2259884

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (A)
              (B) /X/

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

             5    SOLE VOTING POWER
 NUMBER OF
   SHARES               0

             6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              25,558,109 shares of Class A Common Stock

             7    SOLE DISPOSITIVE POWER
    EACH
 REPORTING              0

             8    SHARED DISPOSITIVE POWER
   PERSON
    WITH                25,558,109 shares of Class A Common Stock






9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        25,558,109 shares of Class A Common Stock

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
                  / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   9.468% of the aggregate of the Issuer's Class A Common Stock and Class B common Stock, par value $0.01 per share, which is freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock.

12 TYPE OF REPORTING PERSON*

                        HC

CUSIP No. 591689104               13G               Page 3 of 8 pages

1  NAME OF REPORTING PERSON
   SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bell Atlantic Investments, Inc.    #943219054

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (A)
              (B) /X/

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

             5    SOLE VOTING POWER
 NUMBER OF
   SHARES               0

             6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              25,558,109 shares of Class A Common Stock

             7    SOLE DISPOSITIVE POWER
    EACH
 REPORTING              0

             8    SHARED DISPOSITIVE POWER
   PERSON
    WITH                25,558,109 shares of Class A Common Stock






9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        25,558,109 shares of Class A Common Stock

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
                  / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   9.468% of the aggregate of the Issuer's Class A Common
   Stock and Class B Common Stock, par value $0.01 per share, which is freely convertible into shares of Class
   A Common Stock at a rate of one share of Class A Common
   Stock for each share of Class B Common Stock

12 TYPE OF REPORTING PERSON*

                        HC

Item 1.

     (a)  Name of Issuer

          Metromedia Fiber Network, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          One North Lexington Avenue
          White Plains, New York 10601

Item 2.

     (a)  Name of Persons Filing

          Bell Atlantic Corporation ("Bell Atlantic")
          Bell Atlantic Investments, Inc. ("BAI")

     (b)  Address of Principal Business Office or, if none, Residence

          Bell Atlantic
          1095 Avenue of the Americas
          New York, New York 10036

          BAI
          3900 Washington Street
          Wilmington, Delaware 19802

     (c)  Citizenship

          Each of Bell Atlantic and BAI is incorporated under the laws of the State of Delaware.

     (d)  Title of Class of Securities

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number

          591689104


                              Page 4 of 8 pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  / /  Broker or Dealer registered under Section 15 of the
          Exchange Act

(b)  / /  Bank as defined in Section 3(a)(6) of the Exchange Act

(c) / / Insurance Company as defined in Section 3(a)(19) of the Exchange Act

(d)  / /  Investment Company registered under Section 8 of the
          Investment Company Act

(e)  / /  Investment Adviser in accordance with Rule 13d-
          1(b)(l)(ii)(E)

(f) / / Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F)

(g) / / Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)  / /  Savings Association as defined in Section 3(b) of the
          Federal Deposit Insurance Act

(i) / / Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)  / /  Group, in accordance with Rule 13d.1(b)(1)(ii)(J)




Item 4.  Ownership

     (a)  Amount Beneficially Owned:

     25,558,109 shares of Class A Common Stock

     (b)  Percent of Class:

     9.468% of the aggregate of the Issuer's Class A Common Stock and Class B Common Stock, par value $0.01 pr share, which is freely convertible into shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock.

     (c)  Number of shares as to which such person has:

        (i)  sole power to vote or to direct the vote:  0
       (ii)  shared power to vote or to direct the vote:  25,558,109


                              Page 5 of 8 pages

      (iii)  sole power to dispose or to direct the disposition of:  0
      (iv)  shared power to dispose or to direct the disposition of: 25,558,109

BAI is a direct wholly owned subsidiary of Bell Atlantic and is the direct beneficial owner of 25,558,109 shares of Class A Common Stock, $0.01 par value per share, of the Issuer. By virtue of their relationships, Bell Atlantic and BAI may be deemed to have shared power to vote and dispose of or to direct the vote and disposition of these shares.

BAI also is the direct beneficial owner of $975,281,000 aggregate principal amount of the Issuer's 6.15% Convertible Subordinated Notes due 2010, which are convertible in to shares of Class A Common Stock upon the satisfaction of certain conditions, which have not been satisfied.

Item 5.  Ownership of Five Percent or Less of a Class:

     Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported On by the Parent
Holding Company:

     See Item 4.

Item 8.  Identification and Classification of Members of the Group:

     See Item 4.

Item 9.  Notice of Dissolution of Group:

     Not Applicable.

Item 10.  Certifications:

     By signing below each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 6 of 8 pages

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                    March 15, 2000


                               BELL ATLANTIC CORPORATION


                                    /s/ Phillip M. Huston, Jr.
                                    Signature


                               Phillip M. Huston, Jr.
                               Corporate Secretary (Acting)
                                    Name/Title


                               BELL ATLANTIC INVESTMENTS, INC.



                                    /s/ Janet M. Garrity
                                    Signature

                               Janet M. Garrity
                               President and Treasurer
                               Name/Title


                              Page 7 of 8 pages

                                                        EXHIBIT A

                 AGREEMENT AS TO JOINT FILING OF
                          SCHEDULE 13G


     The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G.

                                    March 15, 2000


                               BELL ATLANTIC CORPORATION


                                    /s/ Phillip M. Huston, Jr.
                                    Signature

                               Phillip M. Huston, Jr.
                               Corporate Secretary (Acting)
                               Name/Title


                               BELL ATLANTIC INVESTMENTS, INC.



                                    /s/ Janet M. Garrity
                                    Signature


                               Janet M. Garrity
                               President and Treasurer
                                    Name/Title

                              Page 8 of 8 pages